Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2003 and 2002

                      Commission File Number: 333-91478

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               MidSouth Rail Union 401(k) Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Registered Public Accounting Firm

          Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002

          Statement of Changes in Net Assets Available for Benefits for Years Ended December 31, 2003 and 2002

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP

                           MIDSOUTH RAIL UNION 401(K)
                             RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)



                           MIDSOUTH RAIL UNION 401(K)
                             RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS




                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
        December 31, 2003 and 2002                                            2

     Statements of Changes in Net Assets Available for Benefits
        for years ended December 31, 2003 and 2002                            3

Notes to Financial Statements                                                 4

SUPPLEMENTAL SCHEDULE*

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2003                                                  9

* Other schedules required by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Participants and Plan Administrator
MidSouth Rail Union 401(k) Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP





Kansas City, Missouri
May 15, 2004

                           MIDSOUTH RAIL UNION 401(K)
                             RETIREMENT SAVINGS PLAN
                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002
                                                    2003              2002
                                                -------------    --------------
Assets:
    Cash                                        $     9,673            11,202
    Investments, at fair value:
      Common stock of Kansas City Southern            60,215            3,972
      Common collective trust                      1,034,694        1,046,922
      Mutual funds                                 1,619,031        1,182,831
                                                -------------    --------------
           Total investments                       2,713,940        2,233,725
                                                -------------    --------------
           Total assets                            2,723,613        2,244,927
    Investment trades payable                          9,654              --
                                                -------------    --------------
           Net assets available for benefits    $  2,713,959        2,244,927
                                                =============    ==============
See accompanying notes to financial statements.

                           MIDSOUTH RAIL UNION 401(K)
                             RETIREMENT SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002


                                                                              2003                   2002
                                                                       --------------------   --------------------
Investment income (loss):
   Interest and dividends                                                $     62,779                 88,677
   Net appreciation (depreciation) in fair value of investments               320,409               (216,986)
                                                                       --------------------   --------------------
        Total investment gain (loss)                                          383,188               (128,309)
                                                                       --------------------   --------------------
Contributions:
   Participant contributions                                                  235,260                259,366
   Company contributions                                                       69,872                 68,732
                                                                       --------------------   --------------------
        Total contributions                                                   305,132                328,098
                                                                       --------------------   --------------------
Benefits paid                                                                (219,288)              (123,503)
                                                                       --------------------   --------------------
        Increase in net assets available for benefits                         469,032                 76,286

Net assets available for benefits:
   Beginning of year                                                        2,244,927              2,168,641
                                                                       --------------------   --------------------
   End of year                                                           $  2,713,959              2,244,927
                                                                       ====================   ====================
See accompanying notes to financial statements.





                           MIDSOUTH RAIL UNION 401(K)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)  DESCRIPTION OF THE PLAN

     The following description of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (A)  GENERAL

          The Plan is a participant-directed, contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          During 1993, the MidSouth Corporation was acquired by Kansas City Southern Industries, Inc. and was merged into The Kansas City Southern Railway Company (the Company), a wholly owned subsidiary of Kansas City Southern Industries, Inc., on January 1, 1994. Effective May 2, 2002, Kansas City Southern Industries, Inc. changed its name to Kansas City Southern.

          On January 1, 2001, the SouthRail Corporation Union Savings Plan was merged into the Plan.

     (B)  ELIGIBILITY

          The Plan covers all full-time employees of the Company who are members of one of the following collective bargaining units with the former MidSouth Rail Corporation: Brotherhood of Locomotive Engineers,
          Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, Transportation Communications International Union, or United Transportation Union. Plan entry dates are the first day of each quarter.

          A participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to receive Company contributions. However, such participant will continue to receive credit for vesting under the provisions of the Plan and continues to share fully in trust fund allocations, as set forth in the Plan. Upon rejoining any of the above collective bargaining units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

          Participants in the former SouthRail Corporation Union Savings Plan and the participants in the MidSouth Rail Union 401(k) Retirement Savings Plan and Trust Agreement who were employees of the Company on January 1, 2001, continue to be participants in the Plan.

     (C)  CONTRIBUTIONS

          Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $12,000 in 2003. The Company matches 100% of the first $200 of participant salary deferral contributions and 50% of the second $600 of participant salary deferral contributions, with a maximum annual Company matching contribution of $500 per participant.

     (D)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant's account.

     (E)  VESTING

          Participants   are   immediately   vested  in  their  salary  deferral
          contributions plus actual earnings thereon.

          Company contributions vest according to the following schedule:

                          Years of                     Percent
                          service
                  --------------------------------   -----------

                  Less than 1                              %
                                                        --
                  1                                      20
                  2                                      40
                  3                                      60
                  4                                      80
                  5 or more                             100

     (F)  INVESTMENT OPTIONS

          Upon   enrollment  in  the  Plan,  a  participant   may  direct  their
          contributions and Company matching contributions into any of the various funds offered by the Plan.

          Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (G)  BENEFITS

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

          Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid out within one calendar year of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

     (H)  PLAN TERMINATION

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (I)  PLAN EXPENSES

          Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (B)  INVESTMENTS

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

          The assets held in the common  collective  trust (Invesco Stable Value
          Fund) are valued at contract value, which approximates fair value, as determined by AMVESCAP National Trust Company.

     (C)  FORFEITURES

          Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $190 and $5,463 for the Plan years ended December 31, 2003 and 2002, respectively.

     (D)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.



(3)  INVESTMENTS

     Investments, which exceeded 5% of the net assets available for benefits at December 31, 2003 and 2002, were as follows:

                                                       2003            2002
                                                   ------------    ------------
     Invesco Stable Value                          $ 1,034,694       1,046,912
     Franklin Balance Sheet Investment A               184,332         132,750
     PIMCO Renaissance                                 204,707         114,339
     PIMCO Total Return Administrative Shares          351,186         321,001
     Other                                             939,021         618,723
                                                   ------------    ------------
          Total Investments                        $ 2,713,940       2,233,725
                                                   ============    ============

     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $320,409 and ($216,986), respectively, as follows:

                                                       2003            2002
                                                   ------------    ------------
     Kansas City Southern common stock             $     8,805            (642)
     Mutual funds                                      311,604        (216,344)
                                                   ------------    ------------
                                                   $   320,409        (216,986)
                                                   ============    ============

(4)  PLAN AMENDMENT

     Effective April 1, 2002, the Plan was amended and restated and a new trustee, administrator and custodian of the Plan were appointed. Accordingly, the Plan was renamed MidSouth Rail Union 401(k) Retirement Savings Plan. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous custodian or as determined by a formal request by each participant. The conversion initiated a "black out" period beginning March 15, 2002, and continued through April 22, 2002. During this period, funds could not be withdrawn from the Plan and investment elections could not be changed until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited.

(5)  PORTFOLIO RISK

     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.


(6)  INCOME TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated March 7, 2003, indicating that it is qualified under
     Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The determination letter is applicable for the amendments executed through April 1, 2002.

     The Company is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

                                                                      SCHEDULE 1
                           MIDSOUTH RAIL UNION 401(K)
                             RETIREMENT SAVINGS PLAN
         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
                                December 31, 2003


                      IDENTITY                                           DESCRIPTION                         FAIR VALUE
------------------------------------------------------   ---------------------------------------------    ------------------

Common Stock:
     *Kansas City Southern common stock                  4,203 shares, with a fair value of
                                                             $14.32 per share                          $            60,215
Common Collective Trust:
     Invesco Stable Value                                1,034,721.93 shares, with a fair value of
                                                             $1.00 per share                                     1,034,694
Mutual Funds:
     AIM Small Cap Growth Fund                           1,521.626 shares, with a fair value of
                                                             $25.71 per share                                       39,121
     EuroPacific Growth                                  3,028.708 shares with a fair value of
                                                             $30.21 per share                                       91,497
     Franklin Balance Sheet Investment A                 3,874.963 shares, with a fair value of
                                                             $47.57 per share                                      184,332
     Growth Fund of America                              4,769.48 shares, with a fair value of
                                                             $24.54 per share                                      117,043
     ING International Value Fund                        5,028.589 shares, with a fair value of
                                                             $15.11 per share                                       75,982
     Janus Fund                                          5,370.99 shares, with a fair value of
                                                             $23.47 per share                                      126,057
     Janus Twenty Fund                                   667.868 shares, with a fair value of
                                                             $36.17 per share                                       24,157
     MFS Value Fund                                      5,911.71 shares, with a fair value of
                                                             $20.34 per share                                      120,244
     Oppenheimer Quest Balanced Value                    6,277.833 shares, with a fair value of
                                                             $16.37 per share                                      102,768
     PIMCO Renaissance                                   8,819.771 shares, with a fair value of
                                                             $23.21 per share                                      204,707
     PIMCO Total Return Administrative Shares            32,790.476 shares, with a fair value of
                                                             $10.71 per share                                      351,186
     Scudder Equity 500 Index                            418.532 shares, with a fair value of
                                                             $124.93 per share                                      52,287
     Washington Mutual Investors Fund                    4,504.849 shares, with a fair value of
                                                             $28.78 per share                                      129,650
                                                                                                          ------------------
                  Total investments                                                                    $       2,713,940
                                                                                                          ==================
*Party-in-interest.
See accompanying report of independent registered public accounting firm.


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      MIDSOUTH RAIL UNION 401(k)
                                      RETIREMENT SAVINGS PLAN



                                      By  /s/ Eric B. Freestone
                                          --------------------------------------
                                          Eric B. Freestone
                                          Title:  Vice President Human Resources



Dated June 28, 2004